EXHIBIT H-1


         Filings Under the Public Utility Holding Company Act of
                     1935, as amended ("Act")

                    SECURITIES AND EXCHANGE COMMISSION

                            Release No. 35-

                                  , 2000



     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transactions(s) summarized below. The application(s) and/or declarations(s) and any amendments is/are available for public inspection through the Commission's Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the applications(s) and/or declaration(s) should submit their views in writing by
                , 2000, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or
order issued in the matter. After         , 2000, the application(s) and/or
declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

     Consolidated Edison, Inc. et al. (70-9711). Consolidated Edison, Inc., a New York corporation ("CEI"), Consolidated Edison, Inc., a newly-formed Delaware corporation ("New CEI"), and Consolidated Edison Company of New York, Inc. ("CECONY"), whose principal offices are located at 4 Irving Place, New York, N.Y. 10003; Consolidated Edison Solutions, Inc. and Consolidated Edison Energy, Inc., located at 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604; Consolidated Edison Development, Inc. ("CEDI"), CED/SCS Newington, LLC, CED Generation Holding Company, LLC, CED Management Company, Inc., CED Operating Company, L.P., Consolidated Edison Energy Massachusetts, Inc., CED Ada, Inc., Lakewood Cogeneration LP, HCE-Lakewood, Inc., CED Generation Lakewood Company and CED-GTM 1, LLC, whose principal offices are located at 111 Broadway, 16th Floor, New York, N.Y. 10006; Consolidated Edison Communications, Inc., 132 West 31st Street, 13th Floor, New York, N.Y.; Orange and Rockland Utilities, Inc. ("O&R"), Rockland Electric Company ("RECO") and Pike County Light & Power Company ("Pike"), whose principal offices are located at 1 Blue Hill Plaza, Pearl River, N.Y., 10965; Northeast Utilities, a registered holding company ("NU"), Western Massachusetts Electric Company ("WMECO") and The Quinnehtuck Company, located at 174 Brush Hill Road, Springfield, MA 01089; The Connecticut Light and Power Company ("CL&P"), Yankee Energy System, Inc. ("YES"), Northeast Utilities Service Company, NU Enterprises, Inc., Northeast Generation Company, Northeast Generation Services Company, Select Energy, Inc., Mode 1 Communications, Inc., The Rocky River Realty Company, Northeast Nuclear Energy Company ("NNECO"), Select Energy Portland Pipeline, Inc. and Charter Oak Energy, Inc., located at 107 Selden Street, Berlin, CT 06037; North Atlantic Energy Services Corporation, North Atlantic Energy Corporation ("NAEC") and Public Service Company of New Hampshire ("PSNH"), located at 1000 Elm Street, Manchester, N.H. 03105; Holyoke Water Power Company ("HWP"), 1 Canal Street, Holyoke MA, 01040; HEC Inc., Select Energy Contracting, Inc. and Reeds Ferry, Inc., located at 24 Prime Parkway, Natick, MA 01760; Yankee Gas Services Company ("Yankee Gas"), Yankee Energy Financial Services Company, NorConn Properties, Inc., located at 599 Research Parkway, Meriden, CT 06450; Yankee Energy Services Company, located at 148 Norton Street, Milldale, CT 06467; and R.M. Services, Inc., located at 639 Research Parkway, Meriden, CT 06450 (each an "Applicant" and collectively, the "Applicants") have filed an Application/Declaration under sections 6(a), 7, 12 and 13 of the Act and rules 42, 45, 87, 88, 90, and 91 under the Act. <FN1>

     CEI, New CEI and NU have also filed a related application-declaration in File No. 70-9613 seeking approvals required to complete the proposed combination of CEI and NU under New CEI a to-be-registered holding company.<FN2>

     The Applicants now request authority with respect to the financing arrangements, ongoing financings and other matters pertaining to New CEI and its Subsidiaries after giving effect to the Mergers, as more fully set forth below.

1.   Issuance of Common Stock and Acquisition Debt

     New CEI requests authority to issue up to 56 million shares of its Common Stock to shareholders of NU and to issue up to $2 billion in unsecured debt or a mix of unsecured debt and hybrid debt securities (the "Acquisition Debt") to effectuate the Merger. The hybrid securities, which are considered debt for financial statement purposes, would be structured to have characteristics of both debt and equity (for example, the ability of the issuer to defer interest) and may have maturities ranging up to 50 years.











<FN1> As used in this Notice, the term "Utility Subsidiaries" means CECONY,
O&R, Pike, RECO, CL&P, WMECO, PSNH, NAEC, HWP, NNECO and Yankee Gas. In addition, the term "Nonutility Subsidiaries" means each of the direct and indirect nonutility subsidiaries of CEI and NU, including those identified above, as well as any future direct or indirect nonutility subsidiaries of New CEI whose equity securities may be acquired in accordance with the Commission's authorization in this proceeding or in accordance with an exemption provided under the Act or applicable rules. Further, the term "Subsidiaries" means NU, YES, the Utility Subsidiaries and the Nonutility Subsidiaries, collectively.

<FN2> Under an Amended and Restated Agreement and Plan of Merger, dated as of
January 11, 2000 ("Merger Agreement"), NU will merge with and into a wholly-owned subsidiary of New CEI, and NU's utility subsidiaries will become indirect subsidiaries of New CEI.


2.   External Credit Facilities

     New CEI and the Subsidiaries, including NU and its subsidiaries, request authority to maintain in effect through June 30, 2005 (the "Authorization Period"), all existing credit facilities and financing arrangements and to maintain outstanding all indebtedness and similar obligations created thereunder as of the date of the closing of the Merger (including the Acquisition Debt) and to amend, renew, extend, and/or replace any of such credit facilities, financing arrangements, indebtedness or similar obligations, subject to certain terms and conditions.

3.   Issuance of Stock Pursuant to Stock Plans

     New CEI requests authority to issue and sell from time to time, pursuant to its dividend reinvestment plan and stock-based management incentive and employee benefit plans or in exchange for securities or assets being acquired from other companies, up to 50 million shares of Common Stock (as such number may hereafter be adjusted to reflect any stock split);

4.    Issuance of Preferred Stock and Debt by the Holding Company

     New CEI requests authority to issue and sell from time to time (A) up to $ 500 million of Preferred Stock, (B) up to $3.15 billion principal amount at any time outstanding of unsecured indebtedness having maturities of one year or less (hereinafter, "Short-term Debt"), and (C) long term debt ("Debentures"), provided that the aggregate principal amount of Debentures at any time outstanding, when added to the aggregate principal amount of all other indebtedness of New CEI at any time outstanding (including, specifically, Short-term Debt and Acquisition Debt), shall not exceed $4.25 billion (the "New CEI Debt Limit") and New CEI's consolidated equity capitalization is not less than 30%.

     NU received Commission authorization to issue up to $400 million in Short-term Debt (the "NU Short-term Debt") through December 31, 2000 (Holding Co. Act Rel. 35-27103). In the event that New CEI determines that it is more beneficial for New CEI to issue the NU Short-term Debt instead of NU, New CEI requests authorization to replace, amend, extend or renew the NU Short-term Debt with short or long term debt issued by New CEI and to have the New CEI Debt Limit increased accordingly. NU also received Commission authorization to issue up to $275 million in short or long term debt for the purpose of acquiring YES (the "YES Acquisition Debt") through June 30, 2002 (Holding Co. Act Rel. 27127, January 31, 2000). In the event that New CEI determines that it is more beneficial for New CEI to issue the YES Acquisition Debt instead of NU, New CEI requests authorization to replace, amend, extend or renew the YES Acquisition Debt with short or long term debt issued by New CEI and to have the New CEI Debt Limit increased accordingly;

5.   Short-term Debt of the Utilities

     The Utility Subsidiaries of New CEI, along with NU and YES, request authority to issue, sell and have outstanding at any one time Short-term Debt up to the amounts set forth in the Application.

6.   Nonutility Subsidiary Debt

     To the extent that such transactions are not exempt under Rule 52(b), the Nonutility Subsidiaries request authority to issue and sell from time to time during the Authorization Period, debt and equity securities in order to finance their authorized operations;

7.   New CEI Guaranties and other forms of Credit Support

     New CEI requests authority to provide guaranties and other forms of credit support ("New CEI Guaranties") with respect to the securities or other obligations of its Nonutility Subsidiaries in an aggregate principal or nominal amount not to exceed $1.5 billion at any one time outstanding.

     NU intends to continue to provide guaranties and other forms of credit support with respect to the securities or other obligations ("NU Guaranties") of the nonutility subsidiaries of NU in an aggregate amount not to exceed $500 million, as previously authorized by the Commission. NU requests authorization to provide such NU Guaranties through the Authorization Period.

     New CEI also requests authorization to undertake up to an additional $500 million in New CEI Guaranties so that it could assume any or all of the NU Guaranties as it deems necessary or appropriate;

8.   Interest Rate Hedges

     New CEI and, to the extent not exempt under Rule 52, the Subsidiaries request authority to enter into hedging transactions with respect to outstanding indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into hedging transactions with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

9.   Establishment of Corporate and Competitive Service Companies

     New CEI requests authority to establish and maintain a corporate services company and a nonutility service company as subsidiary service companies of New CEI and requests approval of the respective Service Agreements.

10.  Provision of Services among Nonutility Subsidiaries

     Nonutility Subsidiaries may from time to time provide services and sell goods to each other. To the extent not exempt pursuant to Rule 90(d), such companies request authority to perform such services and to sell such goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain limitations.

11.  Payment of Dividends by Nonutility Subsidiaries

     New CEI requests authorization, on behalf of New CEI's current and future non-exempt Nonutility Subsidiaries, other than Nonutility Subsidiaries which are NU Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus.

     This type of authorization has already been granted to NU (see, Northeast Utilities, et al., Holding Co. Act Rel. No. 35-27147 (March 7,
2000)) and the Applicants request that such order remain in effect after the Mergers and that the authority granted within be extended through the Authorization Period.

12.  Rule 58 Activities Outside the United States

     New CEI requests authority on behalf of any current and future subsidiary formed pursuant to Rule 58 promulgated under the Act ("Rule 58 Subsidiaries") to engage in certain categories of activities permitted thereunder outside the United States.

13.  Formation of Financing Subsidiaries

     New CEI and the Subsidiaries request authority to acquire the equity securities of one or more special-purpose subsidiaries organized for the sole purpose of issuing and selling securities, lending, dividending or otherwise transferring the proceeds thereof to New CEI or an entity designated by New CEI, and engaging in transactions incidental thereto, subject to the New CEI Debt Limit and certain other conditions.

14.  Tax Allocation Agreement

     New CEI requests approval for an agreement among New CEI and the Subsidiaries to allocate consolidated income tax. Approval is necessary because the proposed Tax Allocation Agreement may provide for the retention by New CEI of certain payments for tax losses incurred from time to time, rather than the allocation of such losses to Subsidiaries without payment as would otherwise be required by Rule 45(c)(5);

15. System Money Pool

New CEI and the Subsidiaries seek authorization to maintain a money pool for certain companies within the New CEI System. The Subsidiaries, to the extent that a transaction is not exempt under rule 52, request authorization to make unsecured short-term borrowings from the utility money pool, contribute surplus funds to the utility money pool, and lend and extend credit to (and acquire promissory notes from) one another through the utility
money pool.   A newly-formed service company will administer the money pools on an "at cost" basis. The Nonutility Subsidiaries request that there be no limit on the amount of borrowing each may make through the money pool.

New CEI is requesting authorization to contribute surplus funds and to lend and extend credit to the participating subsidiaries through the money pool.

16.  Calculation of Consolidated Retained Earnings for purposes of Rule 53

     New CEI seeks authorization to include the amount of consolidated retained earnings of NU, as of the date immediately prior to the Mergers, in New CEI's calculation of its consolidated retained earnings for purposes of Rule 53(a)(1)(ii). In the alternative, New CEI requests that the aggregate amount of EWG and FUCO investments made by CEI prior to the Mergers be "grandfathered" and allowed by the Commission without being included in the calculation of New CEI's investment in EWGs and FUCOs for purposes of Rule 53.

17.  Corporate Reorganization of Nonutility Subsidiaries

     New CEI seeks authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries under one or more new or existing subsidiaries.

18.  Low Income Housing Tax Credit Investments and Other Investments

     New CEI requests authority on behalf of CECONY and CEDI, to retain CECONY's current low income housing tax credit ("LIHTC") investments and to permit CEDI to invest in a limited number of LIHTC properties in the United States from time to time during the Authorization Period up to an aggregate amount of $500 million. New CEI also requests authority on behalf of CECONY for CECONY to retain its investment in the New York City Discovery Fund, a venture capital partnership fund formed to provide equity capital to foster development of high technology businesses in the New York City area.

19.  ESOP Amendment


20.  Use of Proceeds

     The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including (i) the refunding of the Yes Acquisition Debt and the Acquisition Debt, (ii) financing, in part, investments by and capital expenditures of New CEI and its Subsidiaries, including, without limitation, the funding of future investments in exempt wholesale generators, foreign utility companies, Rule 58 Subsidiaries, and exempt telecommunication companies, (iii) the repayment, redemption, refunding or purchase by New CEI or any Subsidiary of any of its own securities pursuant to Rule 42, and (iv) financing working capital requirements of New CEI and its subsidiaries.

     New CEI represents that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. New CEI states that the aggregate amount of proceeds of financing and New CEI Guaranties approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to New CEI's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of New CEI's "consolidated retained earnings" (also as defined in Rule 53). Further, New CEI represents that proceeds of financing and New CEI Guaranties and NU Guaranties utilized to fund investments in Rule 58 Subsidiaries will adhere to the limitations of that rule.

     For the Commission by the Division of Investment Management, under delegated authority.